300 North LaSalle Street
Chicago, Illinois 60654

James J. Antonopoulos 312-862-2430 james.antonopoulos@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 26, 2016

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Hsu Michelle Stasny

Re:	World Omni Auto Receivables LLC Registration Statement on Form SF-3 Originally Filed November 2, 2015 File No. 333-207756

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Receivables LLC (the “Depositor”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us by telephone in connection with the above-referenced registration statement.

For your reference, we have listed your comment and our corresponding response below. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Exhibit 99.3

1.	We note that in Section 3.06 of Exhibit 99.3, the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution. For mediation, the parties shall mutually determine the allocation of any expenses. Please refer to General Instruction I.B.1(c)(B) of Form SF-3. Please revise accordingly.

Response: We confirm that, in connection with each transaction, the final form of such transaction document to be filed with the Commission on Form 8-K will be revised accordingly.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission Division of Corporation Finance January 26, 2016 Page 2

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2430.

Sincerely,

/s/ James J. Antonopoulos_______

James J. Antonopoulos

cc:	Daniel M. Chait, World Omni Auto Receivables LLC

Eric M. Gebhard, World Omni Auto Receivables LLC

Peter J. Sheptak, Esq., World Omni Auto Receivables LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP